UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other News

OTHER NEWS

Subject	:	Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

ICICI Bank Limited (the Bank) has been informed by ICICI Prudential Asset Management Company Limited (IPru AMC) and ICICI Venture Funds Management Company Limited (I-Ven) that their respective Boards of Directors have, at their meetings held on May 8, 2025, approved in-principle a proposal to transfer the private equity, venture capital and real estate fund management business of I-Ven to IPru AMC. I-Ven would continue to undertake certain advisory activities as well as manage certain residual funds. The cost of acquisition of the proposed transaction is not expected to be material in the context of IPru AMC’s financial position. The proposed transaction would enable the offering of an integrated full range of investment asset classes including private equity by IPru AMC.

The transaction would be subject to the receipt of requisite regulatory and other approvals, completion of other procedures and entering into the necessary agreements. The completion of procedures and business transfer would be intimated in due course of time. At March 31, 2025, the Bank held 51% of the equity share capital of IPru AMC and 100% of the equity share capital of I-Ven.

We request you to kindly take note of the same.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: May 9, 2025	By:	/s/ Prachiti Deepak Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India